UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

LL & E ROYALTY TRUST
(Name of Issuer)

UNITS OF BENEFICIAL OWNERSHIP
(Title of Class of Securities)

502003106
(CUSIP Number)

JEFFREY R. BECKETT
380 NORTH OLD WOODWARD
SUITE 300
BIRMINGHAM, MI, 48009
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

JANUARY 9, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)
———————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502003106	13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JEFF BECKETT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION US
NUMBER OF	7	SOLE VOTING POWER 3,817,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,386,784
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,386,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%
14	TYPE OF REPORTING PERSON INDIVIDUAL

CUSIP No. 502003106	13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Hayley J Beckett & Jeffrey R Beckett JT Ten
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 199,367
	8	SHARED VOTING POWER 4,386,784
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,386,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%
14	TYPE OF REPORTING PERSON INDIVIDUAL

CUSIP No. 502003106	13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey R Beckett As Custodian for Jaimee Carolyn Beckett UTMA Mi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF	7	SOLE VOTING POWER 155,127
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,386,784
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER
WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,386,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%
14	TYPE OF REPORTING PERSON INDIVIDUAL

CUSIP No. 502003106	13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey R Beckett As Custodian for Mackenzie Runnoe Beckett UTMA Mi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 155,127
	8	SHARED VOTING POWER 4,386,784
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,386,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%
14	TYPE OF REPORTING PERSON INDIVIDUAL

CUSIP No. 502003106	13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) JEFF BECKETT IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 33,619
	8	SHARED VOTING POWER 4,386,784
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,386,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%
14	TYPE OF REPORTING PERSON INDIVIDUAL

CUSIP No. 502003106	13D/A	Page 7 of 10 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) CONNIE BECKETT IRA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 26,544
	8	SHARED VOTING POWER 4,386,784
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,386,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.09%
14	TYPE OF REPORTING PERSON INDIVIDUAL

CUSIP No. 502003106	13D/A	Page 8 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

UNITS OF BENEFICIAL INTEREST IN LL&E ROYALTY TRUST

ITEM 2.	IDENTITY AND BACKGROUND.

THIS STATEMENT IS BEING FILED BY JEFFREY BECKETT, A US CITIZEN. HIS PRINCIPAL OCCUPATION IS retired investor/marketing consultant. HE RESIDES AT 380 North Old Woodward, Suite 300, Birmingham, MI, 48009.

During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining him of future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

THE REPORTING PERSON used his own funds from savings and investment accounts to purchase the units of  the issuer, these funds total $3.8M none of the funds were borrowed.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Person acquired the shares for investment purposes.  As the actions of the issuer became more apparent, the Reporting Person commenced an action (Exhibit 1) to protect his investment.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

A) The Reporting Person collectively (Exhibit 2) holds 4,307,160 units of the issuer representing 22.68% of the issued and outstanding.
B) The Reporting Person has the sole power to vote or direct the vote for these shares in  their entirety.
C) There were no transactions in the last 60 days.

CUSIP No. 502003106	13D/A	Page 9 of 10 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None other than a settlement agreement entered into between the Issuer and Beckett (Exhibit 3). Beckett has had discussions with other unit holders but there are no agreements or understandings with them which would constitute group.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 3 - Settlement agreement and complaint (incorporated by reference to Exhibit 3 filed with Amendment No. 2)

CUSIP No. 502003106	13D/A	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2012

By:	/s/ Jeffrey R. Beckett
Jeffrey Beckett

By:	/s/ Jeffrey R. Beckett
Hayley J Beckett & Jeffrey R Beckett JT Ten

By:	/s/ Jeffrey R. Beckett
Jeffrey R Beckett As Custodian for Jaimee Carolyn Beckett UTMA Mi

By:	/s/ Jeffrey R. Beckett
Jeffrey R Beckett As Custodian for Mackenzie Runnoe Beckett UTMA Mi

By:	/s/ Jeffrey R. Beckett
Jeffrey R Beckett IRA

By:	/s/ Jeffrey R. Beckett
Connie Beckett IRA